Exhibit 99.1

NICE Enters Strategic Alliance with FBI National Academy Associates to Support Global Educational and Research Initiatives

 NICE, a law enforcement technology leader, and FBINAA, the premier law enforcement leadership network, will collaborate on initiatives which support FBINAA’s 17,000 members

Hoboken, N.J., April 2, 2019 – NICE (Nasdaq: NICE) announced today that it has entered into a strategic alliance agreement with FBI National Academy Associates, Inc. (FBINAA). With 17,000 members, the FBINAA is the strongest law enforcement leadership network in the world, dedicated to strengthening the rule of law through law enforcement expertise, training and education. Under the agreement, NICE and FBINAA will collaborate on various educational and research initiatives in support of this mission, including webinars, member surveys, and more.

“FBINAA members make up the highest one percent of all senior law enforcement in the world,” said Howard M. Cook, FBINAA Executive Director. “Our mission is to promote law enforcement leadership through research, peer networking, and the highest levels of professional development and training. The FBINAA is built on the foundation of knowledge, courage and integrity, and as such, we are committed to strategically aligning ourselves with organizations that share these core values. NICE’s support will enable us to continue to meet this commitment to our members, while enhancing the knowledge and professionalism of the law enforcement community throughout the world.”

“Recognized as the premier provider of law enforcement expertise, training and education, the FBINAA is dedicated to promoting improved leadership, operational efficiency, safer communities, and higher standards of law enforcement throughout the world,” said Chris Wooten, Executive Vice President, NICE. “As a leading technology company in law enforcement, NICE is also committed to supporting this mission through leading-edge technology, knowledge transfer and training, and we are delighted to be working with FBINAA towards that end.”

Specifically, as strategic alliance partners, NICE and FBINAA will collaborate on:

•          Educational Webinars: The series of educational webinars will focus on Next Generation Digital Evidence Management, and will educate law enforcement leaders on how to transform the investigative process through automation, while empowering investigators to save time, work smarter, and solve cases faster. The first webinar will take place on Thursday, April 4, 2019. More details can be found here.

•          Local and National Events: The FBINAA also supports its members through a global network of forty-eight chapters, as well as national events. NICE will participate in educational opportunities both on a regional and national level. Retired Chiefs Daniel Dvorak and Lee Russo, both Public Safety Consultants for NICE, will present an educational presentation at the FBINAA’s 55th Annual National Conference in Phoenix (AZ) on July 23, 2019. The session, titled ‘The Digital Evidence Conundrum: Let’s Fix It Before It Breaks Us’, will highlight the key digital evidence challenges departments are facing and offer recommendations to address them.

•          Research Surveys: NICE and FBINAA will conduct a series of research surveys to identify key digital evidence management challenges that departments are facing and plans for the future.

About the FBINAA
FBI National Academy Associates, Inc. (FBINAA) is a non-profit, international organization of nearly 17,000 senior law enforcement professionals dedicated to providing communities, states, countries, and the law enforcement profession with the highest degree of expertise, training, education and information. As the strongest law enforcement leadership network in the world, FBINAA is dedicated to strengthening the rule of law around the globe. Members of the FBINAA are graduates of the FBI’s prestigious National Academy Program, representing all 50 states, 170 countries and over 7,500 law enforcement agencies. FBINAA members make up the highest one percent of all senior law enforcement in the world. Learn more at https://www.fbinaa.org.

About NICE Public Safety
Over 3,000 organizations worldwide rely on NICE Public Safety solutions to integrate and put into context information from many sources to help emergency communications centers and investigation departments reconstruct and understand the who, what, when, where and why of an incident. NICE Inform, the industry-leading digital evidence management (DEM) solution, gives emergency control rooms better insight into how to continuously improve their operations. NICE Investigate is the leading open, digital policing solution that automates and expedites the entire digital investigation process, helping to increase case clearance rates.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.